Exhibit 99.2

PRESS RELEASE

AC Immune Announces Election of New Chairman of the Board at Annual General Meeting

Lausanne, Switzerland, 28 June, 2019 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical-stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, announced that shareholders in the Company have elected Douglas Williams as Chairman of the Board at today’s Annual General Meeting (AGM).

At the AGM held in Lausanne, shareholders also elected Martin Velasco, previously Chairman, as Vice-Chairman of the Board. They re-elected Peter Bollmann, Friedrich von Bohlen, Andrea Pfeifer, Thomas Graney and Werner Lanthaler and elected Roy Twyman as members of the Board of Directors. Detlev Riesner has retired and did not stand for re-election.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “We are pleased to welcome Dr. Douglas Williams to the role of Chairman of the Board of AC Immune, to which he brings more than 30 years of experience and insight into the biotechnology industry. We’ve already benefitted from his leadership expertise as a member of our Board since 2018. In his career, Douglas has held senior executive roles at both pharmaceutical and biotechnology companies and played a role in the development of several novel drugs. The Board also welcomes Dr. Roy Twyman as a new member. Roy is an experienced neurologist who spent nearly 20 years at Janssen on its Neuroscience Therapeutic Area Leadership team where he oversaw clinical R&D and strategic planning for Alzheimer’s disease and other CNS disorders. Strengthening our Board of Directors with such accomplished industry leaders validates the strength and potential of our pipeline, and we believe their strategic guidance positions us for success as we continue to advance multiple clinical programs targeting neurodegenerative diseases.”

“We would also like to extend our deepest gratitude to Martin Velasco for his committed service as Chairman of the Board of AC Immune. We are honored by his dedication and delighted to continue benefitting from his knowledge and experience in his role as Vice-Chairman.”

Douglas E. Williams, Ph.D. Biography

Dr. Williams is currently the President, CEO and member of the Board of Directors of Codiak BioSciences. He was previously Biogen’s Executive Vice President, Research and Development. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. Previously, he held leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics, and Senior Vice President and Washington Site Leader at Amgen. Dr. Williams served in a series of scientific and senior leadership positions over a decade at Immunex, including Executive Vice President and Chief Technology Officer and a member of the Board of Directors. During his 30+ year career in the biotechnology industry, he has played a role in the development of several novel drugs and has served on the board of numerous biotechnology companies.

Roy Twyman, M.D. Biography

Dr. Twyman is a neurologist and currently CEO and founder, Amron Neuroscience, LLC, a private consulting company focused on neuroscience drug development. Prior to this, Dr. Twyman spent almost 20 years at Janssen Research & Development, LLC (a Johnson & Johnson company) and was a member of the Neuroscience Therapeutic Area Leadership team responsible for clinical R&D and strategic planning of CNS neurology and psychiatry pipeline products. From 2012 to March 2018, he was a Senior Vice President in the Neuroscience Therapeutic Area overseeing the Alzheimer’s Disease Area. He currently participates as an independent board member or as a scientific advisory board member for a number of small biotech or pharmaceutical companies.

Shareholders also approved all resolutions at the AGM as proposed by the Board of Directors. Prior to the meeting, the Board withdrew agenda items 9 and 10.

About AC Immune SA

AC Immune SA is a Nasdaq-listed clinical-stage biopharmaceutical company, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company is utilizing two proprietary discovery platforms, SupraAntigenTM and MorphomerTM, to design, discover and develop small molecule and biological therapeutics as well as diagnostic products intended to diagnose, prevent and modify neurodegenerative diseases caused by misfolding proteins. The Company's pipeline features nine therapeutic and three diagnostic product candidates, with five currently in clinical trials. It has collaborations with major pharmaceutical companies including Roche/Genentech, Eli Lilly and Janssen.

For further information, please contact:

US Investors Joshua Drumm, Ph.D. AC Immune Investor Relations Phone: +1 646 876 5538 E-mail: joshua.drumm@acimmune.com	US Media Katie Gallagher or Sharon Correia LaVoieHealthScience Phone: +1 617 792 3937 E-mail: kgallagher@lavoiehealthscience.com scorreia@lavoiehealthscience.co

European Media Judith Moore AC Immune Global Communication Lead Phone: +44 7932 053829 E-mail: judith.moore@acimmune.com	European Investors & Media Chris Maggos LifeSci Advisors Phone: +41 79 367 6254 E-mail: chris@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.